SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                          ---------------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)

                       Southern Peru Copper Corporation
                   ------------------------------------------
                               (Name of Issuer)

                        Common Stock, $0.01 par value
                        (Title of Class of Securities)

                                  843611104
                                (CUSIP Number)

                              ASARCO Incorporated
                        Southern Peru Holdings Company
                   ------------------------------------------
                       (Name of Person Filing Statement)

                                 Robert Ferri
                      Vice President and General Counsel
                              ASARCO Incorporated
                                180 Maiden Lane
                              New York, NY 10038
                                (212) 510-2000
                                      and
                            Daniel Tellechea Salido
                         Vice President and Treasurer
                        Southern Peru Holdings Company
                              Baja California 200
                               Colonia Roma Sur.
                           06760 Mexico City, Mexico
                          Tel. No. 011-525-574-2067
                   ------------------------------------------
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                   COPY TO:
                          Michael L. Fitzgerald, Esq.
                               Brown & Wood LLP
                            One World Trade Center
                           New York, New York 10048
                            Tel. No. (212) 839-5300

                               October 12, 2000
                   ------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box |_|.

                       (Continued on following page(s))

          ASARCO Incorporated ("ASARCO") and Southern Peru Holdings Company, ("SPHC" and, together with ASARCO, the "Reporting Persons") hereby amend their Report on Schedule 13D regarding Southern Peru Copper Corporation (the "Company") originally filed on January 12, 1996, as amended on March 6, 1996 and as further amended on November 19, 1999 (together, the "Schedule 13D"). This Schedule 13D relates to common stock of the Company, $0.01 par value per share ("Common Stock") and Class A Common Stock of the Company, $0.01 par value per share ("Class A Common Stock", together, with Common Stock, the "Common Shares"). Unless otherwise indicated, capitalized terms used but not defined herein shall have the same meanings assigned to them in the Schedule 13D.

Item 2.   Identity and Background.

          Item 2 is hereby amended by adding the following:

          Effective October 12, 2000, Nueva G. Mexico, S.A. de C.V. ("New GM") completed an exchange offer with the shareholders of GM pursuant to which New GM became the owner of approximately 99.8% of the outstanding shares of GM and the former shareholders of GM became shareholders of New GM.

          New GM is a Mexican corporation with its principal executive offices located at Baja California 200, Colonia Roma Sur, 06760 Mexico City, Mexico. New GM's principal business is to act as a holding company for the shares of other corporations engaged in the mining, processing and sale of metals and railways operations.

          The largest shareholder of New GM is Empresarios Industriales de Mexico, S.A. de C.V., a Mexican corporation ("EIM"). The principal business of EIM is to act as a holding company for shares of other corporations engaged in a variety of businesses including mining, construction, real estate and drilling. The principal executive offices of EIM are located at Insurgentes Sur No. 432-9, Colonia Roma Sur 06760, Mexico City, Mexico. Mr. German Larrea Mota-Velasco is the Chairman of the Board and Chief Executive Officer of SPHC. Mr. German Larrea is the Chairman of the Board and Chief Executive Officer of GM and EIM. EIM, which is controlled by the Larrea family (including Mr. German Larrea), together with the holdings of various family members and of other stockholders who have supported the Larrea family, directly or indirectly may be deemed to control a majority of the capital stock of New
GM. Mr. German Larrea disclaims beneficial ownership of such shares other than the shares held directly by him (comprising approximately 2.71% of the outstanding shares of New GM).

          Annex I hereto sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of New GM. The information set forth in Annex I hereto is incorporated herein by reference.

          Neither New GM or, to its knowledge, any of the persons listed in Annex I hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

Item 5.   Interest in Securities of the Issuer.

          Item 5 is hereby amended by adding the following:

          Except as set forth in the Schedule 13D, none of the Reporting Persons, GM, New GM or EIM or, to their knowledge, any of the persons listed in Annex I hereto, beneficially owns any equity security of the Company and none of the Reporting Persons, GM or EIM or, to their knowledge, any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 12, 2000


                                         ASARCO INCORPORATED


                                         By /s/ Daniel Tellechea Salido
                                            ----------------------------------
                                         Name: Daniel Tellechea Salido
                                         Title:   Vice President


                                         SOUTHERN PERU HOLDING COMPANY


                                         By /s/ Daniel Tellechea Salido
                                            -----------------------------------
                                         Name: Daniel Tellechea Salido
                                         Title:   Vice President and Treasurer

                                                                     ANNEX I

                       DIRECTORS AND EXECUTIVE OFFICERS

1. Directors and Executive Officers of New GM. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of New GM. Each such person is a citizen of Mexico.


Name                           Principal Business Address              Title                 Principal Occupation
---------------------------   ------------------------------        ---------------------    -------------------------

German Larrea Mota-Velasco     Av. Baja California 200,               Chairman of the       Chairman of the Board
                               Col. Roma Sur,                         Board and Chief       and Chief Executive
                               06760, Mexico City                     Executive Officer     Officer of New GM
                                                                      of New GM

Juan Sanchez-Navarro Peon      Av. Baja California 200,               Director of New GM    Vice President of Grupo
                               Col. Roma Sur,                                               Modelo, S.A. de C.V.
                               06760, Mexico City

Romulo O'Farril Jr.            Av. Baja California 200,               Director of New GM    Chief Executive Officer
                               Col. Roma Sur,                                               of Novedades Editores,
                               06760, Mexico City                                           S.A. de C.V.

Prudencio Lopez Martinez       Av. Baja California 200,               Director of New GM    President of Sanvica,
                               Col. Roma Sur,                                               S.A. de C.V.
                               06760, Mexico City

Juan I. Gallardo Thurlow       Av. Baja California 200,               Director of New GM    Chairman of the Board of
                               Col. Roma Sur,                                               Grupo Azucarero de
                               06760, Mexico City                                           Mexico, S.A. de C.V.

Claudio X. Gonzalez            Av. Baja California 200,               Director of New GM    Chairman of the Board
                               Col. Roma Sur,                                               and Chief Executive
                               06760, Mexico City                                           Officer of
                                                                                            Kimberly-Clark de
                                                                                            Mexico, S.A. de C.V.

Carlos Giron Peltier           Av. Baja California 200,               Director of New GM    Retired.
                               Col. Roma Sur,
                               06760, Mexico City

Jose Mendoza Fernandez         Av. Baja California 200,               Director of New GM    Chief Executive of
                               Col. Roma Sur,                                               Bufete Industrial, S.A.
                               06760, Mexico City                                           de C.V.

Genaro Larrea Mota-Velasco     Av. Baja California 200,               Director and          Commercial Managing
                               Col. Roma Sur,                         Commercial Managing   Director of New GM
                               06760, Mexico City                     Director of New GM

Agustin Santamarina Vasquez    Campos Eliseos, 345-2,                 Director and          Of counsel at Santamaria
                               Col. Chapultepec Polanco,              Secretary of the      y Steta
                               11560, Mexico City                     Board of Directors
                                                                      of New GM

Hector Calva Ruiz              Av. Baja California 200,               Managing Director     Managing Director for
                               Col. Roma Sur,                         for Exploration       Exploration and Projects
                               06760, Mexico City                     Projects and          of New GM
                                                                      Alternate Director
                                                                      of New GM

Daniel Tellechea Salido        Av. Baja California 200,               Managing Director     Managing Director for
                               Col. Roma Sur,                         for Administration    Administration and
                               06760, Mexico City                     and Finance and       Finance of New GM
                                                                      Alternate Director
                                                                      of New GM

Oscar Gonzalez Rocha           Av. Baja California 200,               Managing Director     Managing Director for
                               Col. Roma Sur,                         for Mexicana Cobre,   Mexicana Cobre, S.A. de
                               06760, Mexico City                     S.A. de C.V. and      C.V. and Mexicana de
                                                                      for Mexicana de       Cananea, S.A. de C.V.
                                                                      Cananea, S.A. de
                                                                      C.V. and Alternate
                                                                      Director of New GM

Xavier Garcia de Quevedo       Bosques de Ciruelos 99,                Managing Director     Managing Director for
   Topete                      Col. Bosques de las Lomas,             for Grupo             Grupo Ferroviario
                               11700, Mexico City                     Ferroviario           Mexicano, S.A. de C.V.
                                                                      Mexicano, S.A. de     and Ferrocarril
                                                                      C.V. and              Mexicano, S.A. de C.V.
                                                                      Ferrocarril
                                                                      Mexicano, S.A. de
                                                                      C.V. and Alternate
                                                                      Director of New GM

Alfredo Casar Perez            Av. Baja California 200,               Managing Director     Managing Director for
                               Col. Roma Sur,                         for Development and   Development of New GM
                               06760, Mexico City                     Alternate Director
                                                                      for New GM

Daniel Chavez Carreon          Av. Baja California 200,               Managing Director     Managing Director for
                               Col. Roma Sur,                         for Industrial        Industrial Minera
                               06760, Mexico City                     Minera Mexico, S.A.   Mexico, S.A. de C.V.
                                                                      de C.V. and
                                                                      Alternate Director
                                                                      of New GM

Eduardo Gonzalez Gomez         Av. Insurgentes Sur 432,               Alternate Director    Independent financial
                               Col. Roma Sur,                         of New GM             advisor
                               06760, Mexico City

Sergio M. Ferrer De la         Av. Baja California 200,               General Counsel and   General Counsel of New GM
   Barrera                     Col. Roma Sur,                         Alternate Director
                               06760, Mexico City                     of New GM

Manuel Calderon Cardenas       Av. Baja California 200,               Director of Mine      Director of Mine
                               Col. Roma Sur,                         and Planning          Planning and Control of
                               06760, Mexico City                     Control of New GM     New GM

Vidal Muhech Dip               Av. Baja California 200,               Director for          Director for Engineering
                               Col. Roma Sur,                         Engineering and       and Construction of New
                               06760, Mexico City                     Construction of New   GM
                                                                      GM

Ernesto Duran Trinidad         Av. Baja California 200,               Comptroller of New    Comptroller of New GM
                               Col. Roma Sur,                         GM
                               06760, Mexico City

Genaro Guerrero Diaz Mercado   Av. Baja California 200,               Treasurer of New GM   Treasurer of New GM
                               Col. Roma Sur,
                               06760, Mexico City

Gabino Paez Gonzalez           Av. Baja California 200,               Managing Director     Managing Director for
                               Col. Roma Sur,                         for Industrial        Industrial Relations of
                               06760, Mexico City                     Relations and         New GM
                                                                      Alternate Director
                                                                      of New GM

Rolando Vega Iniguez           Av. Baja California 200,               Examiner of New GM    Examiner of New GM
                               Col. Roma Sur,
                               06760, Mexico City

Gilberto Nava Escobedo         Av. Baja California 200,               Alternate Examiner    Alternate Examiner of
                               Col. Roma Sur,                         of New GM             New GM
                               06760, Mexico City


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